Exhibit 99.2

Special Meeting of
Shareholders March 20, 2026
Report on Voting Results
Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The special meeting (the “Meeting”) of shareholders of Bitfarms Ltd. (the “Company”) was held on March 20, 2026. Shareholders holding an aggregate of 177,194,069 common shares of the Company (“Common Shares”), being approximately 29.4% of the issued and outstanding Common Shares as of the record date of February 13, 2026, were present or represented by proxy at the Meeting.

1.	Voting Results

The special resolution authorizing and approving an arrangement involving, among others, the Company (the “Arrangement Resolution”), as set forth in Appendix A to the management information circular of the Corporation dated February 17, 2026, was voted upon by ballot at the Meeting, and the Arrangement Resolution was passed as follows:

Common Shares:

Votes FOR		Votes AGAINST
Number	%	Number	%
176,020,837	99.338%	1,173,232	0.662%